

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 3, 2016

<u>Via Fax (702) 472-8556</u>
Mr. Henry D. Fahman
President
PHI Group, Inc.
5348 Vegas Drive, # 237
Las Vegas, NV 89108

> **Re: PHI Group, Inc.**
> **Form 10-K for the Year Ended June 30, 2015**
> **Filed October 1, 2015**
> **Form 10-Q for the Period Ended December 31, 2015**
> **Filed February 16, 2016**
> **File No. 002-78335-NY**

Dear Mr. Fahman:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the year ended June 30, 2015</u>

<u>Management's Report on Internal Control over Financial Reporting, page 16</u>

1.   Please amend your filing to revise your disclosure to include a statement by management, without any qualification or exception, that indicates whether your ICFR is effective or is not effective. Reference is made to Section II.B.2 of SEC Release No. 33-8810.

Exhibit 31

2.   We note that the language in your certification filed as Exhibit 31 does not conform exactly to the language set forth in Exchange Act Rule 13a-14(a). Specifically, we note you omitted the introductory language in paragraph 4 referring to internal control over financial reporting and paragraph 4(b) which must be provided in the first annual report required to contain management´s internal control report. Please file an amendment to your annual report on Form 10-K that includes a certification that conforms exactly to the language set forth within the Exchange Act Rule 13a-14(a).

Form 10-Q for the period ended December 31, 2015

Item 4. Controls and Procedures, page 18

3.   We note in your Form 10-K for the year ended June 30, 2015 that you identified material weaknesses in your internal control over financial reporting. We further note your disclosure in this Form 10-Q and your 10-Q for the quarterly period ended September 30, 2015 that no changes were made to your internal controls. Therefore please tell us how you concluded your disclosure controls and procedures were effective as of December 31, 2015 and September 30, 2015 given that your internal controls over financial reporting contained material weaknesses as of December 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities